Exhibit 99.1

ASX ANNOUNCEMENT 21 December 2018 Genetic Technologies Limited Provides End of Year Update on the Test Development Program Melbourne, Australia, 21 December 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, provides today an update on its R&D program for the year. Excellent R&D progress in 2018, approaching commercialisation early in 2019 As announced to the market on 16th March 2018, Genetic Technologies Limited has embarked on a collaborative research program with academic research staff from the Centre for Epidemiology and Biostatistics at The University of Melbourne. Led by Professor John Hopper, the research is designed to broaden the applicability of the BREVAGenplus® breast cancer risk assessment test enabling its use in women with an extended family history of disease and will also increase the range of risk factors analysed. We are pleased to report that the validation studies for the improved risk test are now complete and the internal procedures for commercialization and implementation are now underway. We expect the new product to be available to the medical community at the end of Q1 2019. Internal procedures for implementing a new colorectal cancer risk test are nearing completion and we expect the new product to be available to the medical community within a similar timescale at the end of Q1 2019. As part of this process a focus-group comprising local physicians and colorectal cancer experts has been scheduled to provide guidance on the practical implementation of the test and best practice reporting requirements for the patient test results. As further announced to the market on 16 July 2018, the Company has initiated development of several new genetic risk prediction tests, initially focusing on:       Updated Breast Cancer Risk Test Implementation of Colorectal Cancer test Prostate Cancer Melanoma Type 2 Diabetes Cardiovascular Disease Established cohorts of case-control data necessary to validate these new tests have now been identified and we are in the process of formally requesting access to the necessary data with the intent of making the new products available to the medical community within the first half of 2019. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Director & Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA)) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040